January 28, 2022

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SHP ETF Trust; File Nos. 333-253997 and 811-23645

Dear Ms. Larkin:

On November 18, 2021, SHP ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of FIS Biblically Responsible Risk Managed ETF (the “Fund”).

The Trust has revised the disclosure in the Funds’ prospectus and statement of additional information in response to comments given by you via telephone on January 5, 2022. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Investment Objective

1.	Comment: Please consider deleting the phrase “with downside protection” from the Fund’s objective as the Staff notes that this does not appear to be a “defined outcome fund”.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the Fund’s principal investment strategy includes an options overlay that gives the Fund “…the ability to buy and sell call and put options on indexes which are the most correlated to the Fund’s underlying equity holdings. The options overlay seeks to potentially provide a measure of downside protection and an additional component to the Fund’s risk management.”

Please note that while there are certain ETFs that attempt to be “defined outcome” ETFs and in doing so may engage in downside protection, there are a multitude of ETFs providing downside protection under a variety of scenarios including attempting to limit the impact of declining markets. These ETFs like the Fund in our view should not be precluded from using the general portfolio management term of “downside protection” in their investment objectives and/or investment strategy descriptions. Furthermore, we are not aware of any regulatory interpretation or rule precluding or limiting the use of that term.

Please further note our response to comment 13, where we discuss that the fact that the Prospectus has been revised to provide a plain English explanation of the meaning of the phrase “downside protection.”

Principal Investment Strategy

2.	Comment: Please revise the strategy disclosure to include an 80% investment policy for “biblically responsible”. The Staff notes that it believes “biblically responsible” falls under the broad ESG applicability of Rule 35d-1.

Response: The Registrant respectfully declines to include an 80% investment policy for “biblically responsible” because neither Rule 35d-1 nor the SEC Rule 35d-1 Q&A subject biblically responsible investments or, more broadly, ESG investments to the “names test.” We note, however, that new disclosure has been added to clarify what companies qualify as biblically responsible companies. We further note our concern that an express 80% investment policy may lead investors to incorrectly infer that the Fund may invest close to 20% of its portfolio in companies that do not meet that are not biblically responsible, when, in fact, the extent to which a company is biblically responsible is a critical factor as to whether it will be included in the portfolio.

3.	Comment: Please complete all blanks and brackets throughout the registration statement and provide the Staff with the Fund’s intended benchmark.

Response: The Registrant has completed all blanks and brackets throughout the registration statement. The Registrant notes that the Fund’s intended benchmark is the MSCI World Index.

4.	Comment: Give the Fund’s strategy noting that it may invest in underlying funds, please confirm that acquired fund fees and expenses (“AFFE”) are anticipated to be less than one basis point, otherwise, please revise the fee table to include an AFFE line item.

Response: The Fund expects that underlying funds will represent less than one basis point of its expenses. Reference to investments in underlying funds has been removed from the Fund’s investment strategy discussion.

5.	Comment: The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characters consistent with its chosen ESG definition. The disclosure should include whether the Fund selects investments by reference to, for example, 1) an ESG index, 2) a third-party rating organization, 3) a proprietary screen and the factors the screen applies, or 4) a combination of the above methods. The Fund should also describe its due diligence practices in applying screening criteria to portfolio companies, for example, does it perform its own independent analysis of issues or rely on third party screens. Lastly, explain 1) whether the Fund’s ESG criteria apply to every investment it makes or only some, and 2) whether ESG is the exclusive factor considered or whether it’s one of several factors considered.

Response: The Fund’s investment strategy had been revised to provide more details about the criteria it uses when determining what issuers its considers to be biblically responsible.

6.	Comment: Please revise these terms in plain English; “opportunity set”; “top-down macroeconomic views”; “long-term secular trends”; “technical analysis”; “exogenous shocks of lasting duration”.

Response: The Fund’s investment strategy had been revised to clarify the meaning of the above terms [or, in some cases, has deleted or used other terms in lieu of these terms.]

7.	Comment: Please revise the following disclosure, if applicable, to change “is” to “if”; “is the stock exhibits weak performance relative to its peers.”

Response: The Registrant has made the requested revision.

8.	Comment: With respect to the disclosure: “[t]he Fund has the ability to invest across both Growth and Value styles as the market cycles”. Please supplementally explain this sentence. The Staff notes that the Fund uses a growth filter (GARP). And, both Growth and Value are capitalized, or perhaps they are defined terms.

Response: The Registrant has deleted the sentence “The Fund has the ability to invest across both Growth and Value styles as the market cycles”.

9.	Comment: With respect to the disclosure, “[t]he Sub-Adviser has the ability to raise up to 50% in cash or cash equivalents”; please confirm that this sentence will not impair the Fund’s 80% policy. Perhaps this disclosure only applies during abnormal market conditions consistent with Rule 35d-1.

Response: The 50% cash position could apply under a variety of circumstance as currently stated in the Prospectus. Please note that our response to comment with respect to Rule 35d-1 not being applicable to the name of the Fund.

10.	Comment: With respect to the disclosure, “Furthermore, if a stock price falls materially from cost, a formal review is conducted and the Sub-Advisor may act on behalf of the Fund”; please revise to make it clear what a “formal review” would be and what “the Sub-Advisor may act” means.

Response: The Registrant has revised the disclosure in the Investment Strategy section of the Prospectus to provide more details about the formal review, including noting that the position at question would be analyzed and reviewed by the Sub-Adviser’s investment committee and that committee would decide whether to continue to hold or sell the position.

11.	Comment: With respect to the disclosure, “or other enterprises that conflict with Christian values”; please consider deleting this phrase or fully explaining what the “other enterprises” are.

Response: The Registrant has revised the above disclosure to replace “enterprises” with “activities.”

12.	Comment: With respect to the disclosure, “[t]he policies and practices of the companies selected for the Fund are monitored for various issues contemplated by Christian values”; please revise to more fully explain what this sentence means, specifically what “monitored” means in this context.

Response: The Registrant has added additional disclosure after this sentence that more fully explains how it monitors companies with respect to their Christian values or lack of such values.

13.	Comment: Please revise the disclosure to include a plain English explanation of what “downside protection” means.

Response: The Prospectus has been revised to provide a plain English explanation of the meaning of the phrase “downside protection.”

Principal Investment Risks

14.	Comment: The Staff notes that the principal risks appear in alphabetically order. Please order the risks to prioritize the risks that are most likely to adversely affect the fund’s NAV, yield, and total return. Please note that after listing the most significant risks, the remaining risks may be alphabetized.

Response: The Registrant reordered the Fund’s principal risk disclosure such that Christian Values Investing Risk appears first.

15.	Comment: Please consider if “Liquidation Risk” is a principal risk, and either delete or supplementally explain its inclusion.

Response: The Registrant deleted the “Liquidation Risk” disclosure.

16.	Comment: With respect to “Small and Mid-Capitalization Companies Risk”, please revise so that this risk is covered in both the statutory and summary risk sections.

Response: The Registrant has made the requested revision.

Purchase and Sale of Fund Shares

17.	Comment: Please revise the disclosure to include that an investor may incur costs attributable to the difference between the highest price the buyer is willing to pay to purchase shares of the Fund (the bid) and the lowest price the seller is willing to accept for shares of the Fund (the ask) when buying or selling shares in the secondary market (the bid/ask spread). And, if this applicable, how to access recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid/ask spreads on the Fund’s website.

Response: The requested disclosure was already included on page 20 of the Prospectus under the sub-section “Investors” in the section “Buying and Selling Exchange-Traded Shares.”

Manager of Managers Order

18.	Comment: If there is no current Manager of Managers Order being sought, please consider removing this disclosure, or alternatively adding language indicating that there is no guarantee that the Trust or the Adviser would receive such relief.

Response: The Registrant has revised the disclosure in question to include: “There is no guarantee that the Trust or the Adviser would receive such relief from the SEC.”

Back Cover

19.	Comment: Please add a phone number or website to the back cover of the prospectus or explain supplementally why these are not provided.

Response: The Registrant has added a phone number to the back cover for investors who have questions to call.

Statement of Additional Information

Investment Restrictions and Policies

20.	Comment: Please review and revise, if applicable, the disclosure, “The Fund's policy to, under normal circumstances, the Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in in equity securities of companies headquartered outside the United States is non-fundamental and may be changed by the Board without shareholder approval.”

Response: The Registrant has removed the disclosure in question.

Proxy Voting

21.	Comment: The Fund should disclose where appropriate how the fund will approach relevant ESG proxy issues for the portfolio companies. Alternatively, the Fund should explain in correspondence why such disclosure is not required.

Response: The Registrant has added disclosure that the Sub-Adviser will be responsible for voting the proxies received by the Fund and that, if applicable, how biblically responsible the proposal is will be one of the factors in how it will vote on such proposal.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench

Bibb L. Strench

cc: Josef M. Valdman, SHP ETF Trust